# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotera Health Co, CIK 0001822479
CUSIP: 83601L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9100 SOUTH HILLS BLVD, SUITE 300, BROADVIEW HEIGHTS, Ohio (OH), 44147
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000000000-00-000000
Filed by CIK 0001595849

## Reporting persons
- Sessa Capital IM, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,050,000; sole dispositive power 0; shared dispositive power 27,050,000; aggregate amount beneficially owned 27,050,000 (9.5% of the class)
- John Petry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 27,050,000; sole dispositive power 0; shared dispositive power 27,050,000; aggregate amount beneficially owned 27,050,000 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Sotera Health Co
Address of issuer's principal executive offices: 9100 SOUTH HILLS BLVD, SUITE 300, BROADVIEW HEIGHTS, OH 44147

## Item 2. Person Filing
Name of person filing:
This statement amends the Schedule 13G filed by Sessa Capital (Master), L.P. on February 17, 2026.

This statement is filed by:

(i) Sessa Capital IM, L.P. ("Sessa IM"), which serves as the investment manager to certain investment funds and accounts (the "Sessa Funds"), with respect to shares of common stock, par value $0.01 per share ("Common Stock"), of Sotera Health Company, a Delaware corporation (the "Company"), held by the Sessa Funds; and

(ii) John Petry, who serves as the sole member and manager of Sessa Capital IM GP, LLC ("Sessa IM GP"), the general partner of Sessa IM, with respect to the shares of Common Stock held by the Sessa Funds.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons and Sessa IM GP is 888 Seventh Avenue, 30th Floor, New York, NY 10019.
Citizenship: Sessa IM is a Delaware limited partnership. Sessa IM GP is a Delaware limited liability company. Mr. Petry is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 285,166,994 shares of Common Stock outstanding following the completion of the offering of Common Stock described in the Company's Prospectus filed with the SEC on May 12, 2026.
Percent of class: 9.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 2(a).

Sessa Capital (Master), L.P., a Sessa Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Company.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sessa Capital IM, L.P.: /s/ John Petry, John Petry, Sole Member and Manager of Sessa Capital IM GP, LLC, its General Partner (08/14/2026)
- John Petry: /s/ John Petry, John Petry, Individually (08/14/2026)